

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 9, 2010

Mail Stop 4631

Mr. James J. Connor, CFO
Tecumseh Products Company
1136 Oak Valley Drive
Ann Arbor, MI 48108

Re: Tecumseh Products Company
Form 10-K filed March 11, 2010
Form 10-Q filed August 5, 2010
File No. 0-00452

Dear Mr. Connor:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Terence O'Brien,
Branch Chief